Exhibit 1

TSX: CCO NYSE: CCJ	website: cameco.com currency: Cdn (unless noted)
2121 — 11th Street West, Saskatoon, Saskatchewan, S7M 1J3 Canada
Tel: (306) 956-6200 Fax: (306) 956-6201
McArthur River and Key Lake Workers Accept Contract Offer
Saskatoon, Saskatchewan, Canada, November 1, 2010 . . . . . . . . . .
Cameco (TSX: CCO; NYSE: CCJ) is pleased to announce that 529 unionized employees at the company’s McArthur River and Key Lake operations have agreed to a new collective agreement.
The workers, represented by the United Steelworkers Local 8914, voted in favour of a new four-year contract that provides a 14.75% wage increase over the term of the agreement.
Negotiations began in November 2009 and have been ongoing since the previous four-year contract expired December 31, 2009. In May, the company and union jointly applied for conciliation under the Canada Labour Code. The union voted to accept the agreement on October 31, 2010.
Key Lake mills uranium ore mined at McArthur River in northern Saskatchewan. Together, they produce 18.7 million pounds of uranium concentrate annually. Cameco’s share is 13.1 million pounds.
Profile
Cameco, with its head office in Saskatoon, Saskatchewan, is one of the world’s largest uranium producers. The company’s uranium products are used to generate electricity in nuclear energy plants around the world, providing one of the cleanest sources of energy available today. Cameco’s shares trade on the Toronto and New York stock exchanges.
As used in this news release, “Cameco” or the “company” means Cameco Corporation, a Canadian corporation and its subsidiaries and affiliates unless stated otherwise.
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Investor inquiries:	Bob Lillie	(306) 956-6639

Media inquiries:	Rob Gereghty	(306) 956-6190